

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-Mail
Patrick Goepel, Chief Executive Officer
Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, TX 78746

> **Re:** **Asure Software, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2012**
> **File No. 001-34522**

Dear Mr. Goepel:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Item 3: Approval of the Amendment to the Company's 2009 Equity Plan, page 15

1.   We note that the 2009 Equity Plan provides for increasing the number of shares of common stock reserved for issuance under the plan from 350,000 to 600,000 shares. Your disclosure on page 15 indicates that you have commitments to issue additional stock options and stock purchase rights to certain of your employees. Please tell us whether you have any specific plans, proposals or arrangements to grant awards under the 2009 Equity Plan. If so, please provide the information required under the new plan benefits table and all applicable information required by Item 10 of Schedule 14A. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to grant any awards under the plan. Alternatively, if the awards are not determinable at this time, please include a statement to this effect.

Item 4: To Approve an Amendment to the Company's Articles of Incorporation …, page 18

2.   Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock. If not, please disclose under proposal four that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

3.   Please refer to Securities Exchange Act Release No. 34-15230 and revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares of common stock that could result from proposal four or advise. Please consider informing holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Paul D. Tesluk
        David Scoglio